PRICING SUPPLEMENT DATED JANUARY 27, 2004              Rule 424(b)(3)
(To Prospectus Supplement and Prospectus dated         File No. 333-109802
November 26, 2003)
Pricing Supplement Number: 10071


                           Merrill Lynch & Co., Inc.
                      Merrill Lynch CoreNotesSM, Series B
                  Due Nine Months or more from Date of Issue
                                 (the "Notes")
                                 ------------

     Investing in ihe Notes involves risks that are described in the "Risk Factors" section of this Pricing Supplement and the accompanying Prospectus Supplement.


Aggregate Principal Amount...........................     $30,000,000

Stated Maturity Date.................................     February 3, 2014

Issue Price..........................................     100% of the principal amount

Original Issue Date..................................     January 30, 2004

Interest Calculation Type............................     Floating Rate Note

Day Count Convention.................................     Interest will be calculated by multiplying the principal amount of the
                                                          Notes by an interest factor. The interest factor for each day will be computed by dividing the interest rate applicable to each day by the actual number of days in the year.

Interest Rate Basis..................................     (2  x  [(CPI(t) - CPI(t-12))/CPI(t-12)]) - Spread (as defined below)

                                                               but will not be less than the Minimum Interest Rate of 0.00%.

                                                          where:

                                                          CPI(t) equals the value of the Consumer Price Index (as defined herein)
                                                          for the third calendar month prior to but not including the month in which the applicable Interest Reset Date occurs, and CPI(t-12) equals the value of the Consumer Price Index for the fifteenth calendar month prior to but not including the month in which the applicable Interest
                                                          Reset Date occurs.

Spread...............................................     0.435%.

Spread Multiplier....................................     Not Applicable.

Initial Interest Rate................................     3.325% per annum.

Maximum Interest Rate................................     For any Interest Period, 8.75% per annum. As used herein, an Interest
                                                          Period shall be the period from and including an Interest Reset Date to but excluding the immediately succeeding Interest Reset Date.

Minimum Interest Rate................................     For any Interest Period, 0.00% per annum.





"CoreNotes" is a service mark of Merrill Lynch & Co., Inc.

Interest Payment Dates...............................     Monthly, on the 1st day of each month commencing March 1, 2004 and at maturity. If any Interest Payment Date falls on a day that is not a
                                                          Business Day, payment will be made on the immediately succeeding
                                                          Business Day and no interest will accrue as a result of the delayed payment.

Interest Reset Dates.................................     Monthly, on the 1st day of each month commencing March 1, 2004 regardless of whether such day is a Business Day.

Survivor's Option....................................     Applicable.

CUSIP Number.........................................     5901M0DS5

Form of Notes........................................     Book-entry.

Denominations........................................     We will issue and sell the Notes in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Trustee..............................................     JPMorgan Chase Bank

Calculation Agent....................................     Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S")

                                                          All determinations made by the calculation agent will be at the sole discretion of the calculation agent and, absent manifest error, will be conclusive for all purposes and binding on Merrill Lynch & Co., Inc.
                                                          ("ML&Co.") and beneficial owners of the Notes.

                                                          All percentages resulting from any calculation on the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards, e.g.,
                                                          9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655). All dollar amounts used in or resulting from this calculation will be rounded to the nearest cent with one-half cent being rounded upwards.

Proceeds to ML&Co....................................     $29,550,000

Purchasing Agent.....................................     MLPF&S

Purchasing Agent's Discount..........................     $450,000

                                 RISK FACTORS

     Your investment in the Notes involves certain risks. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the following discussion of risks, as well as the risk described in the accompanying prospectus supplement before deciding whether an investment in the Notes is suitable for you.


Structure risks of Notes indexed to the Consumer Price Index

     The interest payable on the Notes is indexed to the performance of the Consumer Price Index over twelve month periods. As a result, the possibility exists that you could receive little, or no, interest on a given Interest Payment Date. The Consumer Price Index is likely to increase only slightly or decrease over periods of deflation or little or no inflation. We have no control over a number of matters, including economic, financial and political events, that are important in determining the existence, magnitude and longevity of such events and their results. In recent years, values of certain indices such as the Consumer Price Index have been volatile and volatility may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future.

Your yield may be lower than the yield on a standard debt security of comparable maturity

     The yield that you will receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

                             CONSUMER PRICE INDEX

     The amount of interest payable on the Notes on each Interest Payment Date will be linked to changes in the Consumer Price Index. The "Consumer Price Index" for purposes of the Notes is the nonseasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor. The Consumer Price Index is expressed in relative terms in relation to the 1982-1984 time base reference period for which the level of Consumer Price Index was set at 100.0. The Consumer Price Index for any given month is published during the following month.

     The Consumer Price Index is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the Consumer Price Index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the Bureau of Labor Statistics to take into account changes in consumer expenditure patterns.

     The value of the Consumer Price Index for any given month will be the value reported on Bloomberg page CPURNSA or any successor service or successor page thereto. If such value for the Consumer Price Index is not available on a successor page or successor service such value will be determined in the sole discretion of the Calculation Agent.

     The following table sets forth the value of the Consumer Price Index from January 1998 to December 2003, as reported by the Bureau of Labor Statistics and reported on Bloomberg page CPURNSA. This historical data is presented for informational purposes only. Past movements of the Consumer Price Index is not necessarily indicative of future values.

------------------------- ----------------- ------------------- ----------------- -------------- --------------- ---------------
                               1998               1999               2000            2001             2002           2003
                               ----               ----               ----            ----             ----           ----
------------------------- ----------------- ------------------- ----------------- -------------- --------------- ---------------
January                        161.6              164.3              168.8           175.1           177.1           181.7
------------------------- ----------------- ------------------- ----------------- -------------- --------------- ---------------
February                       161.9              164.5              169.8           175.8           177.8           183.1
------------------------- ----------------- ------------------- ----------------- -------------- --------------- ---------------
March                          162.2              165.0              171.2           176.2           178.8           184.2
------------------------- ----------------- ------------------- ----------------- -------------- --------------- ---------------
April                          162.5              166.2              171.3           176.9           179.8           183.8
------------------------- ----------------- ------------------- ----------------- -------------- --------------- ---------------
May                            162.8              166.2              171.5           177.7           179.8           183.5
------------------------- ----------------- ------------------- ----------------- -------------- --------------- ---------------
June                           163.0              166.2              172.4           178.0           179.9           183.7
------------------------- ----------------- ------------------- ----------------- -------------- --------------- ---------------
July                           163.2              166.7              172.8           177.5           180.1           183.9
------------------------- ----------------- ------------------- ----------------- -------------- --------------- ---------------
August                         163.4              167.1              172.8           177.5           180.7           184.6
------------------------- ----------------- ------------------- ----------------- -------------- --------------- ---------------
September                      163.6              167.9              173.7           178.3           181.0           185.2
------------------------- ----------------- ------------------- ----------------- -------------- --------------- ---------------
October                        164.0              168.2              174.0           177.7           181.3           185.0
------------------------- ----------------- ------------------- ----------------- -------------- --------------- ---------------
November                       164.0              168.3              174.1           177.4           181.3           184.5
------------------------- ----------------- ------------------- ----------------- -------------- --------------- ---------------
December                       163.9              168.3              174.0           176.7           180.9           184.3
------------------------- ----------------- ------------------- ----------------- -------------- --------------- ---------------

     To illustrate the Interest Rate Basis applicable the Notes, assuming i) December 1, 2003 were an Interest Reset Date, ii) a Maximum Interest Rate of 8.75% and iii) a Spread of 0.435%, based on the historical information presented in the table above, the per annum interest rate applicable to the Notes until the next Interest Reset Date would have been 4.205%, calculated as follows:

                          185.2 minus 181 = 4.2

                          4.2 divided by 181 = 2.32%

                          2.32% times 2 = 4.64%

                          4.64% minus 0.435% = 4.205%

     In accordance with the formula used in determining the Interest Rate Basis, the September 2003 and September 2002 values of the Consumer Price Index were used in the calculating the above example.

                     UNITED STATES FEDERAL INCOME TAXATION

     Under the OID Regulations (as defined in the accompanying Prospectus Supplement), the Notes will be treated as providing for stated interest at a single objective rate.

     Prospective investors should consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the Notes contained in the section entitled "United States Federal Income Taxation" in the accompanying Prospectus Supplement.



                                     PS-4